EXHIBIT (d)(5)

DEPOSITARY AGREEMENT

This DEPOSITARY AGREEMENT (“Agreement”), dated and effective as of October 19, 2026, is entered into by and between BRIGHTFLIXX FINANCE (LUXEMBOURG) S.A., a Luxembourg public limited company (“BrightFlixx” or “Purchaser”), and DYNAMIC STOCK TRANSFER, INC., a California corporation (“Dynamic” or “DST”) (the parties hereto sometimes referred to individually as a “Party” and collectively as the “Parties”).

R E C I T A L S

A. Under the terms of that certain Tender Offer Agreement dated October 9, 2026 between BrightFlixx and Cavitation Technologies, Inc. (“CVAT”) (the “BF-CVAT Agreement”) and that certain Tender Offer Agreement dated October 9, 2026 between BrightFlixx and Alchemy Beverages Inc. (“ABI”) (the “BF-ABI Agreement”), BrightFlixx plans to launch two concurrent cash tender offers for the outstanding shares of common stock of CVAT and ABI, respectively;

B. Dynamic is a registered transfer agent (SEC File No. 084-06547, acting as the transfer agent of both CVAT and ABI, respectively, and has agreed to provide to act, at BrightFlixx’s request and on its behalf, as the depositary and paying agent in both the tender offer for shares of the common stock of CVAT (“CVAT Shares”) and the tender offer for shares of the common stock of ABI (“ABI Shares”).

NOW, THEREFORE, in consideration of the agreements and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Defined Terms

Capitalized terms used in this Agreement, unless otherwise capitalized in the text hereof, shall have the meanings in the BF-CVAT Agreement or the BF-ABI Agreement and in the offer documents and materials contained in or with the Schedule TO-T that will be filed by BrightFlixx with the Securities and Exchange Commission (“SEC”) with respect to each of the tender offers.

2. Appointment and Authority

(a) BrightFlixx hereby appoints Dynamic as the depositary and paying agent (the “Depositary”) for both the CVAT Offer and the ABI Offer. Dynamic accepts the appointment for the limited purposes of receiving tendered securities and tender materials, maintaining the Payment Funds, calculating amounts payable under the Offer Documents (subject to Purchaser’s final approval), and disbursing the Final Offer Price to eligible payees after BrightFlixx’s acceptance instruction and satisfaction or waiver of the applicable Offer Conditions in each tender offer.

(b) Dynamic’s appointment covers the CVAT Offer and the ABI Offer separately. The CVAT Payment Fund and ABI Payment Fund shall maintained in separate accounts and shall be tracked separately by Dynamic, and funds shall be used only for the applicable Offer and authorized transaction expenses.

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3. Funding Obligation and Timing

(a) BrightFlixx shall transfer to Dynamic, before the applicable final Expiration Time, the amount required by the Offer Documents. The current CVAT Offer describes a transfer of $35,000,000 and the current ABI Offer describes a transfer of $7,000,000, in each case subject to a determination of the applicable Final Offer Price for each offer, accepted shares, liabilities, expenses, and Offer Documents. Dynamic shall not be required to advance its own funds. Dynamic shall not accept shares for payment or disburse consideration unless the applicable Payment Fund has been received in immediately available funds and BrightFlixx has delivered the required acceptance instruction.

(b) The Parties acknowledge that the current Offer Documents describe internal wealth-management asset allocations and unencumbered cash balances and state that no financing condition applies. A bank commitment or funding-after-threshold structure may not be substituted without prior review and amendment of the Offer Documents and Schedule TO as required.

4. Segregated Accounts and Controls

Dynamic shall maintain a separate, transaction-specific account or subaccount for the CVAT Payment Fund and the ABI Payment Fund, subject to the account terms approved by Dynamic’s bank. No funds may be withdrawn except for authorized payments, permitted transaction expenses, returns of excess funds, or other uses expressly allowed by the applicable Offer Documents and written payment procedures.

Dynamic shall implement dual-control procedures for payment-file approval and release, maintain an audit trail, reconcile bank statements to the tender and payment records, and independently verify bank wire instructions.

5. Acceptance and Payment

(a) After the final Expiration Time, BrightFlixx shall determine whether the Offer Conditions have been satisfied or waived and shall provide written acceptance instructions to Dynamic. Dynamic shall pay all shares validly tendered and not properly withdrawn that BrightFlixx accepts for payment, at the applicable Final Offer Price, less required withholding taxes and without interest.

(b) The current Offer Documents anticipate that Dynamic may require up to ten Business Days after acceptance to complete disbursement (check will be via snail mail, is this feasible for completion(Does completion mean check sent OR deposited?). Dynamic shall make payments by check, ACH, wire, DTC payment, or another approved method stated in the applicable Letter of Transmittal and operating procedures.

6. Tax and Payment Instructions

Dynamic shall process Forms W-9, W-8BEN, W-8BEN-E, or other applicable tax forms received with tender materials. Dynamic may apply required backup withholding or other withholding and shall provide appropriate reporting. Special payment or delivery instructions shall be handled only when the Letter of Transmittal is properly completed and the required signature guarantee is provided.

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7. DTC and Rejected Shares

Dynamic shall establish and maintain the applicable DTC account and event access required for each Offer. Dynamic shall coordinate with DTC Participants and brokers and shall process book-entry transfers under DTC procedures. If shares are not accepted, Dynamic shall return certificates or arrange for crediting of book-entry positions promptly after expiration, termination, or withdrawal, without expense to the shareholder, as required by the Offer Documents.

8. Reconciliation, Unclaimed Funds, and Closeout

Dynamic shall prepare separate payment and reconciliation reports for each Offer. Returned checks, unclaimed funds, replacement payments, and unclaimed-property matters shall be handled under applicable law and Schedule 1. After final reconciliation, Dynamic shall return excess funds to BrightFlixx unless otherwise required by law or the applicable Offer Documents.

Schedule 1 — Funding and Payment Protocol

•	CVAT Payment Fund: initially up to $35,000,000, plus approved expenses as applicable; final use governed by the CVAT Offer.
•	ABI Payment Fund: initially up to $7,000,000, plus approved expenses as applicable; final use governed by the ABI Offer.
•	Funding deadline: before the applicable final Expiration Time.
•	Account bank/custodian: separate accounts for Payment Funds for each Offer maintained by Dynamic; all Payment Funds held in trust for purposes of this Agreement; cash balances following the closing of each transaction will be subject to BrightFlixx’s written instructions.
•	Payment approval: BrightFlixx acceptance instruction plus Dynamic dual control.
•	Payment period: up to ten Business Days after acceptance, subject to the Offer Documents and applicable law.
•	Payment methods: check, ACH, wire, and DTC payment as applicable.
•	Unclaimed-property holder: Dynamic responsible for ensuring compliance with state escheat laws with respect to unclaimed property.

Schedule 2 — Fees and Expenses

CVAT Offer: approximately $35,000. ABI Offer: approximately $25,000. These amounts remain subject to final written fee schedules. DTC, bank, wire, ACH, check, returned-payment, mailing, and extraordinary expenses: as approved in writing.

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9. General Provisions

Offer Documents Control

The CVAT Offer to Purchase, CVAT Letter of Transmittal, CVAT Notice of Guaranteed Delivery, the ABI Offer to Purchase, ABI Letter of Transmittal, ABI Notice of Guaranteed Delivery, the Schedule TO-T, filed amendments, and approved shareholder and broker materials are collectively the “Offer Documents.” The Offer Documents control the shareholder-facing terms of the CVAT Offer and the ABI Offer. No Party may alter, waive, or supplement an Offer term except through the process authorized by the Offer Documents and applicable law.

No Recommendation

Dynamic shall not recommend that any holder tender or refrain from tendering. Dynamic’s role is administrative and ministerial. Legal determinations regarding validity, waiver of defects, satisfaction or waiver of conditions, acceptance for payment, and termination remain with BrightFlixx in accordance with the Offer Documents and applicable law.

Funding Representations in Offer Documents

BrightFlixx represents that, consistent with the current Offer Documents, it will fund the transactions from earmarked internal wealth-management asset allocations and unencumbered cash balances, and that the Offers are not conditioned on financing arrangements, credit approvals, or capital raises. BrightFlixx shall transfer the required funds to Dynamic before the applicable final Expiration Time in the amount and manner required by the Offer Documents.

If BrightFlixx later proposes to rely on a bank commitment or to fund only after reaching a tender threshold, the Offer Documents and Schedule TO-T must first be reviewed and amended as required. Dynamic shall not implement a materially different funding sequence based only on an informal instruction.

Compliance

Each Party shall comply with applicable federal and state securities laws, Regulation 14D, Regulation 14E, transfer-agent requirements, DTC procedures, applicable tax and withholding rules, privacy requirements, anti-money-laundering and sanctions requirements, and unclaimed-property laws. No Party is required to perform an act that would violate applicable law or a binding regulatory instruction.

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Data security and records

Each Party shall use holder records, tender materials, tax forms, payment information, and transaction data solely for the Offers; maintain reasonable safeguards; restrict access; use secure transmission; maintain audit records; and notify the other Parties promptly after a material security incident.

Fees and indemnification

BrightFlixx shall pay Dynamic the agreed fees and approved expenses. Dynamic shall receive reasonable and customary compensation, reimbursement of reasonable out-of-pocket expenses, and indemnification as agreed by the Parties, including appropriate protections for services performed in connection with the Offers, subject to applicable federal and state law.

Termination and Closeout

This Agreement remains in effect through final reconciliation of both Offers, including payment, return or crediting of unaccepted shares, treatment of uncashed or unclaimed funds, and required reporting. Termination of either Offer does not eliminate accrued payment, confidentiality, record-retention, or regulatory obligations.

Notices

BrightFlixx: 12C, Rue Guillaume J. Kroll, L-1882 Luxembourg, Grand Duchy of Luxembourg; Attn: Dr. Kassem Lahham, Executive Director; Telephone: +41 79 509 33 77.

Dynamic: 3347 Cerritos Ave. Los Alamitos, CA 90720; Attn: Luke McClean; Telephone: (213) 667-0197 EXT. 258; Email: lmcclean@dynamicstocktransfer.com.

Governing Law; Amendments

This Agreement is governed by California law, except to the extent federal securities law or other mandatory law controls. Amendments must be in a writing signed by the Parties whose rights or obligations are affected. Counterparts and electronic signatures are effective.

[Signatures of Parties on Following Page]

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Signatures

BRIGHTFLIXX FINANCE (LUXEMBOURG) S.A.

By: /s/ Dr. Kassem Lahham

Name: Dr. Kassem Lahham

Title: Executive Director

Date: October 19, 2026

DYNAMIC STOCK TRANSFER, INC.

By: /s/ Lana Galang

Name: Lana Galang

Title: President

Date: October 19, 2026

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